March 23, 2017

U.S. Securities and Exchange Commission

Office of the Chief Accountant

100F Street Northeast

Washington, DC 20549-2000

RE:	Cyclone Power Technologies, Inc.
File No. 000-54449

Dear Sir or Madam:

We have read Item 4.02 of Form 8-K dated March 19, 2017 for Cyclone Power Technologies (“the Registrant”) and are in agreement with the statements contained therein as it pertains to our firm.

As described in the 8-K, the Registrant filed its quarterly reviews without our approval, knowledge, communication and our firm was not engaged to complete the Registrant’s March 31, 2016, June 30 and September 30, 2016 quarterly reviews. The Registrant owes our firm $85,000 in fees.

We have no basis to agree or disagree with any other statements of the Registrant contained in Item 4.01.

Sincerely,

/s/ Anton & Chia, LLP